# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UWM Holdings Corp, CIK 0001783398
CUSIP: 91823B109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 585 South Boulevard E., Pontiac, Michigan (MI), 48341
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001228754

## Reporting persons
- PLATINUM EQUITY, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,909,320; sole dispositive power 0; shared dispositive power 6,909,320; aggregate amount beneficially owned 6,909,320 (2.7% of the class)
  Comment: Limited Liability Company
- Tom Gores: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,909,320; sole dispositive power 0; shared dispositive power 6,909,320; aggregate amount beneficially owned 6,909,320 (2.7% of the class)

## Item 1. Issuer
Name of issuer: UWM Holdings Corp
Address of issuer's principal executive offices: 585 South Boulevard E, Pontiac, MI, 48341

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Platinum Equity, LLC
Tom Gores
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is c/o Platinum Equity Advisors, LLC, 360 North Crescent Drive, South Building, Beverly Hills, CA 90210.
Citizenship: Mr. Gores is a citizen of the United States. Platinum Equity, LLC is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Class A Common Stock as of the date of this filing, based upon 254,803,110 shares of Class A Common Stock outstanding as of November 4, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.

Tom Gores is the manager of Platinum Equity, LLC, which is the record holder of 4,894,101 shares of Class A Common Stock and warrants exercisable for 2,015,219 shares of Class A Common Stock.
Percent of class: 2.7%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,909,320
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,909,320

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney (previously filed).
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- PLATINUM EQUITY, LLC: /s/ Mary Ann Sigler, Mary Ann Sigler, Executive Vice President, Chief Financial Officer and Treasurer (11/13/2025)
- Tom Gores: /s/ Mary Ann Sigler, Mary Ann Sigler, Attorney-in-Fact (11/13/2025)